Mail Stop 6010

September 15, 2008

VIA U.S. MAIL AND FAX (808) 682-7807

Mr. Darryl S. Nakamoto
Chief Financial Officer
1075 P[ala[ala Street
Kapolei, Hawaii 96707

> **Re:** **Hoku Scientific, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 6, 2008**
> **File No. 000-51458**

Dear Mr. Nakamoto:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2008

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

1.   Please revise the statement in future filings to remove the "total" stock-based compensation caption from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement in future filings to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items.

2.   We note from your disclosure on page 5 that you do not currently plan on actively pursuing any new contracts or committing resources to further develop your fuel cell products. Thus, it appears you have abandoned this business. Please tell us your consideration of reporting Hoku Fuel Cells as discontinued operations. We refer you to paragraphs 41 - 43 of SFAS 144.

Note (3) Property, Plant and Equipment, page F12

3.   We see that you own approximately 2.2 acres of land and your corporate headquarters facility, which includes your combined office, research and development and manufacturing space, in Kapolei, Hawaii. It appears that you are no longer using a significant portion of the facility, including the research and development area and manufacturing facility. We also noted your disclosure on page 12 that you are exploring the sale of your land and facility due to the changes in your business strategy. Please tell us if you reviewed the land and the related facility for impairment based on SFAS 144 given the change in your business strategy.

Form 10-Q for the quarter ended June 30, 2008

Financial Statements, page 2

Note (2) Fair Value of Assets and Liabilities, page 8

4.   We note that all of your short term investments were measured based on level 2 inputs. Please tell us more about the inputs used, including how you obtained these inputs, what they represent and how you are able to corroborate these prices.

Note (3) Property, Plant and Equipment, page 9

5.   We noted your disclosure that "as the total of the undiscounted future cash flows was less than the carrying amount of an asset previously used in the Hoku Fuel Cell business, the company wrote down such asset based on the excess of the carrying about over the fair

value of the asset." Since the company appears to have previously abandoned the fuel cell business, please tell us the nature and current use of these assets, including why these assets were not written off in conjunction with the abandonment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief